CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Medium-Term Notes, Series A	$1,000,000	$30.70

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $173,922.28 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form F-3 (No. 333-126811) filed by Barclays Bank PLC on September 21, 2005, and have been carried forward, of which $30.70 offset against the registration fee due for this offering and of which $173,891.58 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement dated September 25, 2007 (To the Prospectus dated August 31, 2007, Prospectus Supplement dated September 4, 2007 and Index supplement dated September 4, 2007)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$1,000,000 Return Enhanced Notes due September 29, 2009 Linked to the Consumer Staples Select Sector SPDR Fund Medium-Term Notes, Series E-1072

General

•

The Notes are designed for investors who seek a return of two times the appreciation of the Consumer Staples Select Sector SPDR Fund up to a maximum total return on the Notes of 24.00% at maturity. Investors should be willing to forgo interest and dividend payments and, if the ETF declines, be willing to lose some or all of your principal.

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA/Aa1)‡

Initial Valuation Date:	September 25, 2007

Issue Date:	September 28, 2007

Final Valuation Date:	September 23, 2009*

Maturity Date:	September 28, 2009* (resulting in a term to maturity of 2 years)

Denominations:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Reference Asset:	the Consumer Staples Select Sector SPDR Fund (the “ETF”) (ticker symbol “XLP”). See “Reference Assets—Exchange-Traded Funds” in the prospectus supplement.

Upside Leverage Factor:	2

Maximum Return:	24.00%

Payment at Maturity:

If the final price is greater than the initial price, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the ETF return multiplied by two, subject to a maximum return on the Notes of 24.00%. For example, if the ETF return is 12.00% or more, you will receive the maximum return on the Note of 24.00%, which entitles you to the maximum payment of $1,240.00 for every $1,000 principal amount Note that you hold. Accordingly, if the ETF return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 x (Fund Return x 2)]

Your investment will be fully exposed to any decline in the ETF. If the final price declines from the initial price, you will lose 1% of the principal amount of your Notes for every 1% that the ETF declines beyond the initial ETF price. Accordingly, if the ETF return is negative, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [($1,000 x ETF Return)]

You will lose some or all of your investment at maturity if the final price declines from the initial price.

ETF Return:	The performance of the ETF from the initial price to the final price, calculated as follows: Final Price – Initial Price Initial Price

Initial Price:	$27.60.

Final Price:	The ETF closing price on the final valuation date.

CUSIP/ISIN:	06738G VE7 and US06738GVE78

†	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an ETF or Indices” in the prospectus supplement.

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	2.50%	97.50%
Total	$1,000,000	$25,000	$975,000

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part, and the reference asset information contained in the Index supplement dated September 4, 2007. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

•	Index supplement dated September 4, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194645/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Examples of Total Return

The Hypothetical Return Table below compares the total return that you would, subject to the assumptions below, have earned from (i) an investment in the Notes compared to (ii) a direct investment in the ETF.

In the Hypothetical Return Table, some amounts are rounded and actual returns may be different.

The following assumptions are made with respect to the ETF:

•	Initial Price: $27.60

•

Investor either (1) purchases $1,000 principal amount of Notes on the initial observation date at the initial public offering price and holds the Notes to maturity or (2) purchases $1,000 principal amount of shares in the ETF on the initial observation date at the initial price.

•	No market disruption events, antidilution adjustments, or discontinuance of the ETF occurs during the term of the Notes.

•

No dividend is declared that would be paid during the period from but excluding the initial observation date to and including the final observation date and have an “ex-dividend” date that falls on or prior to the initial observation date. This reflects the fact that the hypothetical ETF investor would not be entitled to any dividends with an “ex-dividend” date falling on or prior to the date of purchase.

•

No dividend is declared that would be paid or have an “ex-dividend” date that falls during the period from but excluding the final observation date to and including the third business day preceding the maturity date. This reflects the fact that the apportioned dividends with respect to the Notes are calculated on the final observation date, but the hypothetical ETF investor would hold ETF shares until the third business day preceding the maturity date (in order for the sale of ETF shares to settle on the maturity date).

•

The value of the ETF shares do not change in the period from but excluding the final observation date to and including the third business day preceding the maturity date. This reflects the fact that the payment at maturity with respect to the Notes is calculated using the closing price on the final observation date, but the hypothetical ETF investor would hold ETF shares until the third business day preceding the maturity date (in order for the sale of ETF shares to settle on the maturity date).

PS–3

Final Price	ETF Return	Total Return
		ETF Investment	Notes Investment
55.20	100%	100%	24.00%
42.78	55.00%	55.00%	24.00%
40.02	45.00%	45.00%	24.00%
37.26	35.00%	35.00%	24.00%
34.50	25.00%	25.00%	24.00%
31.74	15.00%	15.00%	24.00%
31.05	12.50%	12.50%	24.00%
30.36	10.00%	10.00%	20.00%
29.67	7.50%	7.50%	15.00%
28.98	5.00%	5.00%	10.00%
28.29	2.50%	2.50%	5.00%
27.60	0.00%	0.00%	0.00%
26.22	-5.00%	-5.00%	-5.00%
24.84	-10.00%	-10.00%	-10.00%
22.08	-20.00%	-20.00%	-20.00%
19.32	-30.00%	-30.00%	-30.00%
16.56	-40.00%	-40.00%	-40.00%
13.80	-50.00%	-50.00%	-50.00%
11.04	-60.00%	-60.00%	-60.00%
8.28	-70.00%	-70.00%	-70.00%
5.52	-80.00%	-80.00%	-80.00%
2.76	-90.00%	-90.00%	-90.00%
0.00	-100.00%	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of the ETF increases from an initial price of 27.60o a final price of 30.36.

Because the final price of 30.36 is greater than the initial price of 27.60 and the ETF return of 10.00% multiplied by 2 does not exceed the hypothetical maximum return of 24.00%, the investor receives a payment at maturity of $1,200.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (10.00% x 2)] = $1,200.00

Example 2: The price of the ETF decreases from an initial price of 27.60 to a final price of 24.84.

Because the final price of 24.84 is less than the initial price of 27.60, the ETF return is negative and the investor will receive a payment at maturity of $900 per $1,000 principal amount Note.

$1,000 + ($1,000 x -10%) = $900

Example 3: The price of the ETF increases from an initial price of 27.60 to a final price of 31.74.

Because the ETF return of 15.00% multiplied by 2 exceeds the hypothetical maximum return of 24.00%, the investor receives a payment at maturity of $1,240.00 per $1,000 principal amount Note, the maximum payment on the Notes.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final observation date, the maturity date, the coupon payment date, the payment at maturity and the coupon are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets— Exchange-Traded Funds—Market Disruption Events for Notes with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds”.

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Notes with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds”.

PS–4

•

Appreciation Potential—The Notes provide the opportunity to enhance equity returns by multiplying a positive ETF return by two, up to the maximum return on the Notes of 24.00%, or $240 for every $1,000 principal amount Note. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Diversification Among Consumer Staple Segment of the U.S. Equity Market—The return on the Notes is linked to the Consumer Staples Select Sector SPDR Fund, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Consumer Staples Select Sector of the S&P 500 Index (the “Underlying Index”). The Underlying Index includes companies from the following industries: food & staples retailing; household products; beverages; tobacco; food products; and personal products. For additional information on the Consumer Staples Select Sector SPDR Fund, see “Description of the Reference Asset” in this pricing supplement. For additional information on the S&P 500 Index, see “Equity Indices— S&P 500® Index” in the index supplement.

•

Certain U.S. Federal Income Tax Considerations— In the opinion of Sullivan & Cromwell LLP, our special U.S. tax counsel, the following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. We have been advised that it is reasonable to treat, and we intend to treat the Notes as prepaid forward contracts or other executory contracts that are subject to the provisions of Section 1260 of the Code, subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. Pursuant to the terms of the Notes, each Holder agrees to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the ETF or any of the component stocks of the ETF. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”; and

•

“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the ETF and will depend on whether, and the extent to which, the ETF return is positive or negative. Your investment will be fully exposed to any decline in the final price as compared to the initial price.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final price is greater than the initial price, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the ETF, which may be significant. We refer to this percentage as the maximum return, which will be set on the pricing date and will not be less than 24.00%.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the ETF would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Certain Features of Exchange-Traded Funds Will Impact the Value of the Notes—The performance of the ETF does not fully replicate the Underlying Index, and the ETF may hold securities not included in the Underlying Index. The value of the ETF to which your Notes is linked is subject to:

•

Management risk. This is the risk that Barclays Global Fund Advisors’ investment strategy for the ETF, the implementation of which is subject to a number of constraints, may not produce the intended results.

•

Derivatives risk. The ETF may invest in stock index futures contracts and other derivatives. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the ETF’s losses, and, as a consequence, the losses of your Notes, may be greater than if the ETF invested only in conventional securities.

PS–5

•

The Reference Asset May Underperform the Underlying Index—The performance of the Consumer Staples Select Sector SPDR Fund may not replicate the performance of, and may underperform the Underlying Index. Unlike the Underlying Index, the Consumer Staples Select Sector SPDR Fund will reflect transaction costs and fees that will reduce its relative performance. Moreover, it is also possible that the Consumer Staples Select Sector SPDR Fund may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the Underlying Index; for example, due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Consumer Staples Select Sector SPDR Fund or due to other circumstances. Because the return on your Notes, both with respect to the coupon payment and with respect to the payment due at maturity is linked to the performance of the Consumer Staples Select Sector SPDR Fund and not the Underlying Index, the return on your Notes may be less than that of an alternative investment linked directly to the Underlying Index.

•

The Common Stocks Held by the ETF or Included in the Underlying Index are not Necessarily Representative of that Industry—The performance of the ETF or the Underlying Index may not correlate with the performance of the entire industry. The ETF or the Underlying Index may decline in value even if the industry as a whole rises in value, or rise in value even if the industry as a whole declines in value. Furthermore, one or more of the issuers of the common stocks held by the ETF or included in the Underlying Index may engage in new lines of business or cease to be involved in the particular industry.

•

Risks Associated with a Sector Investment—The performance of notes linked to the performance of the ETF is dependent upon the performance of issuers in the consumer staples sector. Consequently, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting the consumer staples industry than an investment linked to a more broadly diversified group of issuers

•

Risks Associated with the Consumer Staples Select Sector SPDR Fund—Companies in this ETF are subject to government regulation affecting the permissibility of using various food additives and production methods, which regulations could affect company profitability. Tobacco companies may be adversely affected by the adoption of proposed legislation and/or by litigation. Also, the success of food and soft drink may be strongly affected by fads, marketing campaigns and other factors affecting supply and demand.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the ETF on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the ETF;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the ETF;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

The Consumer Staples Select Sector SPDR Fund

We have derived all information regarding the Consumer Staples Select Sector SPDR Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Standard & Poor’s (“S&”P) and SSgA Funds Management, Inc (“SSFM”). The ETF is an investment portfolio maintained and managed by SSFM. SSFM is the investment advisor to the ETF. The ETF is an exchange traded fund (that trades on the AMEX under the ticker symbol “XLP”. We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

PS–6

SSFM is a registered investment company that consists of numerous separate investment portfolios, including the ETF. Information provided to or filed with the SEC by SSFM pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file number 012-57442, through the SEC’s website at http://www.sec.gov. For additional information regarding SSFM or the ETF, please see the SSFM’s Prospectus, dated January 31, 2007. In addition, information about SSFM and the ETF may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the SSFM Management, Inc. website at http://www.ssgafunds.com/. We make no representation or warranty as to the accuracy or completeness of such information.

The Select Sector SPDR Trust consists of separate investment portfolios (each, a “Select Sector SPDR Fund”). Each Select Sector SPDR® Fund is an ETF that invests in a particular sector or group of industries represented by a specified Select Sector Index. The companies included in each Select Sector Index are selected on the basis of Global Industry Classification Standards from a universe of companies defined by the Underlying Index. The Select Sector Indices (each, a “Select Sector Index”) upon which the Select Sector SPDR® Funds are based together comprise all of the companies in the S&P 500® Index. The investment objective of each Select Sector SPDR® Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular sector or group of industries, as represented by a specified market sector index. The ETF represents the companies that represent the Underlying Index.

Investment Objective and Strategy

The ETF seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index measures the performance of the financial services sector of the U.S. equity market. The Underlying Index includes companies in the following sub-sectors: banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment, and real estate including REITs.

Replication

The ETF pursues the indexing strategy of “replication” in attempting to track the performance of Underlying Index. The ETF will invest in all of the securities which comprise the Underlying Index. The ETF will normally invest at least 95% of its total assets in common stocks that comprise the Underlying Index.

Correlation

The Underlying Index is a theoretical financial calculation, while the ETF is an actual investment portfolio. The performance of the ETF and the Underlying Index will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called “tracking error.” The ETF, using a replication strategy, can be expected to have a lesser tracking error than a fund using representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in an underlying index.

The Consumer Staples Select Sector Index

We have derived all information regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Index Compilation Agent”) or AMEX. We have not independently verified such information. We make no representation or warranty as to the accuracy or completeness of such information.

The Underlying Index is a modified cap-weighted index. The Underlying Index is intended to track the movements of companies that are components of the S&P 500 and are involved in the development or production of consumer goods. Companies in the Index include companies from the following industries: food & staples retailing; household products; beverages; tobacco; food products; and personal products. The Underlying Index, which serves as the benchmark for The Consumer Staples Select Sector SPDR Fund XLP, was developed with a value of 250 on 06/30/1998.

The Underlying Index measures companies in the consumer staples sector, one of the ten sectors into which companies in the S&P 500 Index are divided, based on the Global Industry Classification Standard. At September 13, 2007 there were 39 companies represented in the Underlying Index, primarily involved in the development and production of consumer products that cover food and drink retailing, beverages, food products, tobacco, household products and personal products. The companies with the highest weightings in the Underlying Index at September 13, 2007 were The Proctor & Gamble Company, Altria Group Inc., Wal-Mart Stores Inc., The Coca-Cola Company and CVS Caremark Corp.

Historical Information

The following graph sets forth the historical performance of the ETF based on the daily ETF closing price from January 7, 2002 through September 25, 2007. The ETF closing price on September 25, 2007 was 27.60.

PS–7

We obtained the ETF closing prices below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical prices of the ETF should not be taken as an indication of future performance, and no assurance can be given as to the ETF closing price on the final valuation date. We cannot give you assurance that the performance of the ETF will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS-8